Exhibit 99.1

Bright Scholar Updates 2021 University Admission Results

12 Conditional Offers from Oxbridge

FOSHAN, China, January 26, 2021 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its latest result of top university admission for 2021 graduating class.

As of January 25, approximately 62.66% of students in the 2021 graduating class of our international schools have received over 400 offers from global top 50 institutions with 6 conditional offers from University of Oxford, 6 from University of Cambridge, 2 unconditional offers from University of Chicago, 2 from Cornell University, 4 from New York University, and 1 from Northwestern University.

Ms. Wanmei Li, Chief Executive Officer of Domestic K-12, commented, “The remarkable performance reflects the strength of our brand, and a steadfast commitment to quality education.” Ms. Li continued, “We expect many more students will receive offers from these elite institutions as the admission cycle continues.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of November 30, 2020, Bright Scholar operated 94 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507